# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CARVANA CO., CIK 0001690820
CUSIP: 146869102
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 E. RIO SALADO PARKWAY, 300 E. RIO SALADO PARKWAY, TEMPE, Arizona (AZ), 85281
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-23-001803
Filed by CIK 0001840735

## Reporting persons
- GREENOAKS CAPITAL PARTNERS LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,657,525; sole dispositive power 0; shared dispositive power 5,657,525; aggregate amount beneficially owned 5,657,525 (4.2% of the class)
- MEHTA NEIL: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,657,525; sole dispositive power 0; shared dispositive power 5,657,525; aggregate amount beneficially owned 5,657,525 (4.2% of the class)
- PERETZ BENJAMIN: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,657,525; sole dispositive power 0; shared dispositive power 5,657,525; aggregate amount beneficially owned 5,657,525 (4.2% of the class)

## Item 1. Issuer
Name of issuer: CARVANA CO.
Address of issuer's principal executive offices: 300 E. RIO SALADO PARKWAY, 300 E. RIO SALADO PARKWAY, TEMPE, ARIZONA, 85281.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Greenoaks Capital Partners LLC (the "Investment Manager"), a Delaware limited liability company and the investment adviser to certain funds and accounts (the "Greenoaks Funds"), with respect to the shares of Class A Common Stock (as defined in Item 2(d) below) directly held by the Greenoaks Funds;

(ii) Mr. Neil Mehta ("Mr. Mehta"), a managing member of the Investment Manager, with respect to the shares of Class A Common Stock directly held by the Greenoaks Funds; and

(iii) Mr. Benjamin Peretz ("Mr. Peretz"), a managing member of the Investment Manager, with respect to the shares of Class A Common Stock directly held by the Greenoaks Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 4 Orinda Way Building C, Suite 200 Orinda, CA 94563.
Citizenship: The Investment Manager is a Delaware limited liability company. Mr. Mehta and Mr. Peretz are each citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 5,657,525
Percent of class: 4.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,657,525
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,657,525

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The Greenoaks Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GREENOAKS CAPITAL PARTNERS LLC: /s/ Neil Mehta, Managing Member (08/14/2025)
- MEHTA NEIL: /s/ Neil Mehta, Neil Mehta (08/14/2025)
- PERETZ BENJAMIN: /s/ Benjamin Peretz, Benjamin Peretz (08/14/2025)